Exhibit 99.1

Sinovac Biotech Files Clinical Trial Applications with SFDA for its Proprietary Pneumococcal Polysaccharides Vaccines (PPV)
-Completes Pre-Clinical Studies-

Source: Sinovac Biotech Ltd. On Monday January 31, 2011, 8:00 am EST

BEIJING, Jan. 31, 2011 /PRNewswire-Asia/ -- Sinovac Biotech Ltd. (Nasdaq:SVA - News), a leading provider of biopharmaceutical products in China, announced today the submission of the applications to commence human clinical trials for its 23-valent and 24-valent pneumococcal polysaccharides vaccines to the Chinese State Food Drug Administration (SFDA) on January 31, 2011. The preclinical studies were completed and showed good safety and efficacy profile in animal models.

Sinovac independently developed the pneumococcal polysaccharides vaccine (PPV) and will retain full commercialization rights to the vaccine upon approval. The supplied quantity of PPV was doubled in China over the past three years，demonstrating the consistent increasing market demand. And the gap between demand and supply in Chinese market still exists. PPV remains relatively expensive in China due to the limited available products. The target population of PPV is children over 2 years old and adults in all age groups, especially the elderly over 65 years old.

The current available 23-valent PPV have shown good protection effects after launching into the market. But due to the different epidemic characteristics of pneumococcal diseases in China, we also developed the 24-valent PPV to cover one more serotype of pneumococcus, which is one of the top three most prevalent pneumococcus bacteria in China, and therefore has the potential to provide more extensive vaccine protection to the Chinese population.

Dr. Weidong Yin, Chairman & CEO, commented, "PPV is the first bacterial vaccine for which the Company has submitted the clinical trial application to the SFDA, representing our expansion of our R&D capabilities to include both bacterial and virus vaccines. The establishment of our bacterial vaccine development platform will accelerate the R&D for the pneumococcal conjugate vaccine and other types of bacterial vaccines in our pipeline, such as the HIB and meningitis vaccines. We consistently advance our R&D strategy to provide a greater number of high quality vaccine products aimed at preventing diseases in children and adults around the world."

About Pneumococcal Diseases

Pneumococcal diseases are a major public health problem all over the world. The etiological agent, Streptococcus pneumoniae (the pneumococcus) is surrounded by a polysaccharide capsule. Differences in the composition of this capsule permit serological differentiation between about 90 capsular types, some of which are frequently associated with pneumococcal disease, others rarely. Invasive pneumococcal infections include pneumonia, meningitis and febrile bacteremia; among the common non-invasive manifestations are otitis media, sinusitis and bronchitis. At least 1 million children die of pneumococcal disease every year, most of these being young children in developing countries. In the developed world, elderly persons carry the major disease burden. Conditions associated with increased risk of serious pneumococcal disease include HIV infection, sickle-cell anemia and a variety of chronic organ failures. Vaccination is the only available tool to prevent pneumococcal disease. The recent development of widespread microbial resistance to essential antibiotics underlines the urgent need for more efficient pneumococcal vaccines.

About PPV:

Pneumococcal polysaccharide vaccine (PPV), is a vaccine used to prevent Streptococcus pneumoniae (pneumococcus) infections such as pneumonia and septicaemia. In the United States, PPV is recommended for adults 65 years of age or older, adults with serious long-term health problems, smokers, and children older than 2 years with serious long-term health problems. The World Health Organization recommendations are similar. The safety of the current polysaccharide vaccines in older children and non-pregnant adults is well documented.

Sinovac's 23-valent PPV contains 23 different purified capsular polysaccharides prepared from the most prevalent and invasive strains of Streptococcus Pneumoniae, including serotypes 1, 2, 3, 4, 5, 6B, 7F, 8, 9N, 9V, 10A, 11A, 12F, 14, 15B, 17F, 18C, 19A, 19F, 20, 22F, 23F and 33F.

24-valent PPV contains 24 different purified capsular polysaccharides prepared from the most prevalent and invasive strains of Streptococcus Pneumoniae, including serotypes 1, 2, 3, 4, 5, 6A , 6B, 7F, 8, 9N, 9V, 10A, 11A, 12F, 14, 15B, 17F, 18C, 19A, 19F, 20, 22F, 23F and 33F.

About Sinovac

Sinovac Biotech Ltd. is a China-based biopharmaceutical company that focuses on the research, development, manufacture and commercialization of vaccines that protect against human infectious diseases including hepatitis A, seasonal influenza, H5N1 (bird flu) pandemic influenza and H1N1 influenza. In 2009, Sinovac was the first company worldwide to receive approval for its H1N1 influenza vaccine, PANFLU.1, and has received the orders from the Chinese Central Government pursuit to the government stockpiling program. The Company is developing a number of new vaccine products, including vaccines for pneumococcal conjugate, enterovirus 71 (EV71) (against Hand, Foot & Mouth Disease), Japanese Encephalitis, animal and human rabies, HIB and epidemic meningitis, chickenpox, mumps and rubella. Its wholly owned subsidiary, Tangshan Yian, is focusing on the research, development, manufacturing and commercialization of animal vaccines and has completed the field trials for an independently developed inactivated animal rabies vaccine, which is anticipated to be launched into market in 2011.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words or phrases such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the business outlook and quotations from management in this press release contain forward-looking statements. Statements that are not historical facts, including statements about Sinovac's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Sinovac does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Helen Yang / Chris Lee
Sinovac Biotech Ltd.
Tel:  +86-10-8279-9871/ 9659
Fax:  +86-10-6296-6910
Email: ir@sinovac.com

Investors:
Stephanie Carrington/Amy Glynn
The Ruth Group
Tel:  +1-646-536-7017/7023
Email: scarrington@theruthgroup.com
aglynn@theruthgroup.com

Media
Jason Rando
The Ruth Group
Tel:  +1-646-536-7025
Email:  jrando@theruthgroup.com